UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

_____MM/DD/YY_____MM/DD/YY__

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __HCC Securities Group, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__261 Old York RD #823 A__
(No. and Street)

| __Jenkintown__ | __PA__ | __19046__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Joseph F Rossetti__ | __646-722-5026__ | __jr@avantirose.com__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Romeo & Chiaverelli, CPAS__
(Name – if individual, state last, first, and middle name)

| __One Bala Avenue__ | __Suite 234__ | __Bala Cynwyd__ | __PA__ | __19004__ |
|---|---|---|---|---|
| (Address) | | (City) | (State) | (Zip Code) |
| __9/01/2009__ | | | __3721__ | |
| (Date of Registration with PCAOB)(if applicable) | | | (PCAOB Registration Number, if applicable) | |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# HCC SECURITIES GROUP, INC
## (formerly known as Park City Capital, Inc)
### 261 OLD YORK ROAD, SUITE 823A
### JENKINTOWN, PA 19046

**ROMEO & CHIAVERELLI, LLC**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ONE BALA AVENUE    SUITE 234**
**BALA CYNWYD, PA 19004**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
HCC Securities Group, Inc (Formerly known as Park City Capital, INC)

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HCC Securities Group, Inc (Formerly known as Park City Capital, INC), as of December 31, 2025, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

1

presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

April 30, 2026

Bala Cynwyd, PA 19004

**HCC SECURITIES GROUP, INC (formerly known as Park City Capital, Inc)**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2025**

**ASSETS**

Assets
|  |  |  |
|---|---|---|
| Cash and Cash Equivalents | $ | 5,180 |
| Prepaid Expenses |  | 164 |
| Deferred Tax Asset |  | 52,199 |
| Total Assets | $ | 57,543 |

**LIABILITIES AND**
**STOCKHOLDERS EQUITY**

Liabilities
|  |  |  |
|---|---|---|
| Accounts Payable & Accrued Expenses | $ | 16,050 |
| Total Liabilities | $ | 16,050 |

Stockholders Equity

|  |  |  |
|---|---|---|
| Common Stock, $1. Par Value; |  | 400 |
| 100,000 shares authorized |  |  |
| 100 shares issued |  |  |
| Additional Paid in Capital |  | 207,326 |
| Retained Deficit |  | (166,233) |
| Total Stockholders Equity | $ | 41,493 |
| Total Liabilities and Stockholders Equity | $ | 57,543 |

The accompanying notes are an integral part
of these financial statements

**HCC SECURITIES GROUP, INC ( formerly known as Park City Capital, Inc)**
**STATEMENT OF INCOME**
**YEAR ENDED DECEMBER 31, 2025**

**REVENUES**

| | | |
|---|---|---:|
| Private Placement Fees | $ | 48,000 |
| Insurance | | 1,858 |
| Mutual Funds  Fees | | 506 |
| | | |
| Total Revenues | $ | 50,364 |

**EXPENSES**

| | | |
|---|---|---:|
| Related Party Fee | $ | 644 |
| Commissions | | 55,500 |
| Regulatory fees | | 4,948 |
| Other Expenses | | 20,341 |
| | | |
| Total Expenses | $ | 81,433 |
| | | |
| Net(Loss) Before Income Tax Benefit | | (31,069) |
| | | |
| Income Tax Benefit | | 5,709 |
| | | |
| **NET(LOSS)** | $ | (25,360) |

The accompanying notes are an integral part
of these financial statements

**HCC SECURITIES GROUP, INC (formerly known as Park City Capital, Inc)**
**STATEMENT OF STOCKHOLDERS EQUITY**
**YEAR ENDED DECEMBER 31, 2025**

**SCHEDULE OF RETAINED DEFICIT**

| | | |
|---|---|---:|
| Beginning Retained Deficit | $ | (140,873) |
| Net(Loss) | | (25,360) |
| | | |
| Retained Deficit | | (166,233) |

**SCHEDULE OF**
**ADDITIONAL PAID IN CAPITAL**

| | | |
|---|---|---:|
| Beginning Additional Paid in Capital | $ | 195,766 |
| Additional Capital Contributed | | 11,560 |
| | | |
| Additional Paid in Capital | | 207,326 |

**SCHEDULE OF COMMON STOCK**

| | | |
|---|---|---:|
| Common Stock | | |
|     100 shares issued  Par Value $1 | $ | 400 |
| | | |
| Common Stock | | 400 |
| | | |
| | | |
| Total Stockholders Equity | $ | 41,493 |

The accompanying notes are an integral part
of these financial statements

**HCC SECURITIES GROUP, INC (formerly known as Park City Capital, Inc)**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2025**

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net(Loss) | (25,360) |
| Adjustments to reconcile net(loss) to net cash used in operating activities | |
| (Increase) decrease in operating assets: | |
| Prepaid Expenses | 2,150 |
| Deferred tax asset | (5,709) |
| Increase (decrease) in operating liabilities | |
| Accounts Payable & Accrued expenses | 1,932 |
| Total adjustments | (1,627) |
| Net cash used in operating activities | (26,987) |
| | |
| Cash flows from financing activities: | |
| Additional Paid in Capital | 11,560 |
| Net cash provided by financing activities | 11,560 |
| | |
| Net decrease in Cash and cash equivalents | (15,427) |
| Cash and cash equivalents at the beginning of year | 20,607 |
| Cash and cash equivalents at end of year | 5,180 |

The accompanying notes are an integral part
of these financial statements

**NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2025**

## NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

### Organization

HCC Securities Group, Inc., formally known as Park City Capital, Inc. was incorporated in the State of Delaware on February 8, 1985, for the purpose of acting as a securities Broker-Dealer. The Company is registered with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). Its' primary business is the sale of redeemable shares of registered investment companies, insurance annuity contracts to public customers and private placement unregistered securities.

### Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest-bearing accounts with the same depository institution are insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest-bearing accounts.

The Company and the CEO are registered producers of life insurance products in multiple states and may earn commissions from the sale of insurance products as well as receive trail fees paid by the Insurance company.

Additionally, the Company may provide strategic advice for business development and capital fund raising as well as earn fees for the private placement of unregistered securities with public customers.

Guidance provided by Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

**NOTES TO FINANCIAL**
**STATEMENTS DECEMBER 31, 2025**

### NOTE 1-SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes revenue from the sale of mutual funds when the trade is executed. The Company recognizes revenue from the sale of insurance products after the free look period of the contract has expired. The Company recognizes 12b-1 fees and insurance trailers when received. The Company recognizes revenue from providing advice as determined by the terms of the given contract. The Company recognizes fees earned from the private placement of securities based on the terms of the private placement agreement.

#### Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("ASC 740-10"). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition; It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2025, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania corporation income tax under the accrual method. Under this method, the net deferred tax asset or liability is determined based on the tax returns. Returns for the years ended December 31, 2022, to 2024 remain open for audit.

### NOTE 2-INCOME TAXES

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

On December 31, 2025, the Company had net operating loss carryovers for federal income tax purposes of approximately $162,000. Net Deferred tax assets consist of the following components as of December 31, 2025 - Deferred tax assets **$52,199.**

**HCC SECURITIES GROUP, INC**
**(formerly known as Park City Capital, Inc)**

**NOTES TO FINANCIAL**
**STATEMENTS DECEMBER 31, 2025**

## NOTE 3-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2025, the Company had net capital deficit of $10,870 which was $15,870 less than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was a negative 147.65 to 1 as of December 31, 2025

## NOTE 4-CAPITAL STOCK

On February 28, 1993, the Company adopted and filed an amendment to the Certificate of Incorporation authorizing 100,000 shares of capital stock with a par value of one cent ($.01) per share. Since that date, no other changes have occurred.

## NOTE 5-ASC 842 LEASES

Accounting Standards Update No. 2016-02, Leases ("ASC 842"), requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria described in the lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset on a straight-line basis and the discount on the lease liability (as a component of interest expense). Lease classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line or another systematic basis.

**NOTE 5-ASC 842 LEASES (continued)**

As a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on NET Capital computed under SEC Rule 15c3-1. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability.

If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The Company shares office space with a company under common control. The lease is in the name of the company under common control. The Company pays its proportionate share of the lease through an Expense Sharing Agreement and is not subject to the provisions of ASC 842.

**NOTE 6-STOCKPURCHASEAGREEMENT**

In September of 2023, a Stock Purchase Agreement was made between HCCRICH CAPITAL Holding LIMITED, D/B/A HCC Securities Group Inc., and Steven Segal who is the owner of the issued stock of Park City Capital. The total purchase price is $110,000. The initial purchase was for 24% of Segal's shares for a non-refundable amount of $26,400. The purchase of the remaining 76% of the shares will close 5 days after the continuing membership application (CMA) has been approved by FINRA. This purchase payment will be $83,600.. In the event that the transaction does not close, only $26,400 is non-refundable.

This supplemental closing did not take place in the year 2025. As of December 31, 2025, HCCRICH CAPITAL HOLDINGS LIMITED, D/B/A as HCC SECURITIES GROUP, INC., has not made any filings to the continuing membership application (CMA) of FINRA.

On January 1 2026, Joseph Rossetti ("JR") through his wholly-owned limited liability company, Avanti & Rose Intl, LLC (AR), a Delaware limited liability company, intends to purchase One Hundred percent (100%) of the equity shareholder interests of the Company currently owned by SAS (SAS's shareholder interest in the Company shall be deemed the "Equity Interest" under the terms of this Agreement). This Agreement supersedes and replaces the terms and conditions reflected in the "Purchase Term Sheet" signed by the Parties on July 18, 2025. It is anticipated that this supplemental closing will take place in the early part of the year 2026. A continuing membership application (CMA) of FINRA will commence upon filing the audit and a review of the additional capital deposit in March of 2026

**NOTE 7-COMMITMENTS AND CONTINGENCIES**

The Company can be subjected to regulatory inquiries that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions has been imposed.

## NOTE 8-SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker dealer, which is primarily comprised of: securities brokerage with funds & investment banking. The Company has identified its CEO as the chief operating decision maker ("CODM) who uses net income to evaluate the results of the business, predominantly in the forecasting process, and to manage the Company. Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of the significant accounting policies. 2 Customers represent 91% of income [34% and 57% of revenue].

## NOTE 9-SUBSEQUENTEVENT

In preparing these financial statements, the company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and/or disclosed on the financial statements. Such evaluation is performed through April 30, 2026. Based on the definition and requirements of the Subsequent Event Topics of FASAB accounting standards codification, as of April 30, 2026, the stock purchase agreement was terminated.

**HCC SECURITIES GROUP, INC (formerly known as Park City Capital, Inc)**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE I**
**AS OF DECEMBER 31, 2025**

| | |
|---|---:|
| Total Stockholder's Equity from | |
|     Statement of Financial Condition | 41,493 |
| | |
| Deduct Non-allowable Assets: | |
|     Prepaid Expenses | 164 |
|     Deferred Income Taxes | 52,199 |
|         Total Deductions | 52,363 |
| | |
| Net Capital | $ (10,870) |
| | |
| Minimum Net Capital Required per 15c3-1 (a) (2) | $ 5,000 |
| | |
| Excess Net Capital | $ (15,870) |
| | |
| Excess Capital @120% | $ (16,870) |
| | |
| Aggregate indebtedness from statement of financial condition | $ 16,050 |
| | |
| Ration of aggregate indebtedness to net capital | (1.4765) to 1 |

**HCC Securities Goupr Inc  (formely known as park City Capital Inc )**
**RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE I a**
**AS OF DECEMBER 31, 2025 as amended April 29, 2026**

| | |
|---|---:|
| Net Capital, as reported in Company's Part IIA (unaudited) FOCUS report | $5,234 |
| Decrease in income | -22,366 |
| increase in Tax benefit | 5,709 |
| Additional capital | 553 |
| | |
| Net Capital per the preceding | -$10,870 |

| | |
|---|---:|
| Aggregate indebtedness, as reported in Company's Part IIA (unaudited) FOCUS report | $17,881 |
| | |
| Decrease in Accrued Expense | -1,831 |
| | |
| Aggregate indebtedness per the preceding | $16,050 |

# HCC SECURITIES GROUP, INC
## (formerly known as Park City Capital, Inc)

### EXEMPTIVE PROVISIONS UNDER SEC RULE 15c3-3

SCHEDULE II
DECEMBER 31, 2025

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission based on Section 15c3-3(k)(2)(ii) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of HCC Securities Group, Inc. (formerly Park City Capital, Inc.)"

**ROMEO & CHIAVERELLI LLC**
**ONE BALA AVENUE**
**SUITE 234**
**BALA CYNWYD, PA 19004**

## Report of Independent Registered Public Accounting Firm
## Exemption Report Review

To the Board of Directors:
HCC Securities Group, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, on which HCC Securities Group, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which HCC Securities Group, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release 34-70073 and HCC Securities Group, Inc. stated that HCC Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. HCC Securities Group, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HCC Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

Romeo & Chiaverelli LLC, CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

April 30, 2026

# HCC SECURITIES GROUP, INC
### 261 Old York Road, Suite 823A Jenkintown, PA 19046

# HCC SECURITIES GROUP, INC

## (DBA - Park City Capital, Inc)

## EXEMPTIVE PROVISIONS UNDER SEC RULE 15c3-3

**SCHEDULE II**

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission based on Section 15c3-3(k)(2)(ii) from 01/01/2025 to 12/31/2025 who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of HCC Securities Group, Inc. (DBA - Park City Capital, Inc.)"

SIGNATURE:
Signed by:
*Joseph Rossetti*
220B82E9D5A44F6...

NAME: Joseph Rossetti

TITLE: Principal, CEO

DATE: 4/30/2026